Filed by AT&T Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                                     Subject Company: AT&T Corp.
                                                      Commission File No. 1-1105

                                                                October 25, 2000





                 MATERIALS PRESENTED AT A PRESS CONFERENCE
                            ON OCTOBER 25, 2000

                                 FAMILY OF FOUR
                            SEPARATE AT&T COMPANIES


          WIRELESS                                         BROADBAND



          CONSUMER                                         BUSINESS




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


                                   SAFE HARBOR

The following are "forward-looking statements" which are based on management's beliefs as well as on a number of assumptions concerning future events made by and information currently available to management. The audiences are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside AT&T's control, that could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see AT&T's filings with the Securities and Exchange Commission. AT&T disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information solely to provide additional information to further understand the results of AT&T.

In connection with these transactions, AT&T will be filing proxy statements, tender offer statements and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials when they become available because they will contain important information. Investors and security holders may obtain a free copy of these materials when they become available as well as other materials filed with the Securities and Exchange Commission concerning AT&T at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from AT&T by directing a request to AT&T at 295 North Maple Drive, Baking Ridge, NJ 07920; Attn: Investor Relations.

AT&T and its officers and directors may be deemed to be participants in the solicitation of proxies from AT&T's shareholders with respect to these transactions. Information regarding such officers and directors is included in AT&T's proxy statement for its 2000 annual meeting of stockholders filed with the Securities and Exchange Commission on March 27, 2000. This document is available free of charge at the SEC's internet site or from AT&T as described above.


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



                                 MIKE ARMSTRONG

                                CHAIRMAN AND CEO





                                                                3    [AT&T LOGO]

                                 FAMILY OF FOUR
                            SEPARATE AT&T COMPANIES


          WIRELESS                                         BROADBAND



          CONSUMER                                         BUSINESS


                                                                4    [AT&T LOGO]

                                AT&T CREATES FOUR
                           INDUSTRY LEADING COMPANIES


          WIRELESS                                        BROADBAND
          --------                                        ---------
      Revenue: $9.6B                                 Revenue: $9.3B
      EBITDA Margin**: 16.6%                         EBITDA Margin**: 24.3%
      Record 750K Sub Adds                           28M Homes passes
      $68.50 ARPU in 3Q                              3.8M RGUs


          CONSUMER                                        BUSINESS
          --------                                        --------
      Revenue: $19.7B                                Revenue: $28.4B
      EBITDA Margin**: 41.0%                         EBITDA Margin**: 36.1%
      60M Customers                                  $12B Solutions Backlog
      ~950K All Distance Subs                        >10K Web hosting customers
                                                     >2M local access lines

                             2000 Financial Results*
       * Based on last twelve months of results & normalization of revenue ** Excluding other income


                                                                5    [AT&T LOGO]

                                     AT&T IS
                          TRANSFORMING AT A RAPID PACE

                             REVENUE DIVERSIFICATION



            [PIE CHART DEPICTING 1997 REVENUE DIVERSIFICATION AMONG
                 LD VOICE, WIRELESS, AND BUSINESS DATA & OTHER]

             [PIE CHART DEPICTING 2002 REVENUE DIVERSIFICATION AMONG
            BUSINESS GROWTH AREAS, LD VOICE, WIRELESS, AND BROADBAND]



                                                                6    [AT&T LOGO]

                         CHANGES DRIVING TRANSFORMATION


Telecommunications Industry
---------------------------

     - Regulatory & Competitive Changes

     - Customer Demands

     - Globalization

     - Technology Evolution




                                                                7    [AT&T LOGO]

                               TRANSFORMING AT&T
                         CRITERIA FOR PUBLIC INVESTMENT


     - Operationally ready

     - Currency for growth

     - Shareowner value

     - Performance focused and motivated



                                                                8    [AT&T LOGO]

                         EXECUTING IN GROWTH BUSINESSES

                  [LINE GRAPH DEPICTING THE FOLLOWING DATA FOR
                            2000 YTD REVENUE GROWTH:

          Business Growth Areas
              IP
              Solutions                ---->     ~20%
              Data
          Wireless
          Broadband


          LD Voice
          Consumer & Bunsess            ---->     ~5%]


                                                                9    [AT&T LOGO]

                             TRANSFORMATION OF AT&T

                       [GRAPHIC DEPICTING THE FOLLOWING:



                    -----------------------
                    |                     |
Today               |        AT&T         |
                    |      Business       |
                    |      Consumer     -----------------
                    |      Broadband    | |    AT&T     |
                    |                   | |  Wireless   |
                    --------------------|--   Tracker   |
                   /         /    \     |               |
End State         /         /      \    -----------------
2002             /         /        \                \
                /         /          \                \
       ---------------   /         ---------------   --------------
       |             |   |         |             |   |            |
       |    AT&T   --------------  |   AT&T      |   |   AT&T     |
       |  Business | |          |  |  Broadband  |   |  Wireless  |
       |           | |   AT&T   |  |             |   |            |
       ------------|-  Consumer |  --------------    --------------
                   |    Tracker |
                   |            |
                   --------------


                                                                10   [AT&T LOGO]

                               VALUE TRANSPARENCY

                               SECOND HALF - 2001


           ----------------                  ---------------
           |              |                  |             |
           |     AT&T     |                  |    AT&T     |
           |   Business   |                  |   Wireless  |
           |              |                  |             |
     |-----|-----|  |-----|------|           |             |
     |     ------|--|------      |           ---------------
     |           |  |            |
     |   AT&T    |  |    AT&T    |
     | Broadband |  |  Consumer  |
     |  Tracker  |  |  Tracker   |
     |           |  |            |
     -------------  --------------


                                                                11   [AT&T LOGO]

                              LEADERSHIP LINKAGES


     - Brand

     - Performance Standards

     - AT&T Labs

     - Highly Skilled, Motivated Employees

     - AT&T Worldwide Intelligent Network

     - Collaborative Commercial Opportunities





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


                          AT&T: FOUR LEADING COMPANIES


          Wireless                                     Broadband
          --------                                     ---------
          - Mobile                                     - Video
          - Data                                       - Data
          - Fixed                                      - Telephony
          - International                              - Video-On-Demand
                                                       - Interactive


          Consumer                                     Business
          --------                                     --------
          - LD Voice                                   - Data
          - WorldNet                                   - IP/Web Hosting
          - Transactional                              - Solutions
          - All-distance                               - Local
          - DSL Opportunity                            - Global
                                                       - LD Voice



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




                                  CHUCK NOSKI

                          SENIOR EXECUTIVE VP AND CFO



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


                               EVOLUTION OF AT&T
                               4Q 2000 - 1Q 2001


     ------------------
     |                |
     |                |
     |    Business    |
     |    Broadband   |
     |    Consumer    |
     |                |
     |           ----------------
     ------------|-----         |
                 |     AT&T     |
                 |   Wireless   |
                 |    Tracker   |
                 |              |
                 ---------------


      [EXCHANGE FROM BUSINESS BROADBAND CONSUMER TO AT&T WIRELESS TRACKER]



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


                               EVOLUTION OF AT&T
                                SECOND HALF 2001


                 AT&T

           ----------------                  ---------------
           |              |                  |             |
           |   Business   |                  |    AT&T     |
           |   Services   |                  |   Wireless  |
           |              |                  |             |
     |-----|-----|  |-----|------|           |             |
     |     ------|--|------      |           ---------------
     |           |  |            |
     |   AT&T    |  |    AT&T    |
     | Consumer  |  |  Broadband |
     |  Tracker  |  |   Tracker  |
     |           |  |            |
     -------------  --------------



          [DISTRIBUTION OF BUSINESS SERVICES TO AT&T CONSUMER TRACKER
               IPO OF BUSINESS SERVICES TO AT&T BROADBAND TRACKER
                 SPIN-OFF OF BUSINESS SERVICES TO AT&T WIRELSS]



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


                               EVOLUTION OF AT&T
                                      2002


END STATE


     ------------------               -----------------     ----------------
     |                |               |               |     |              |
     |                |               |               |     |              |
     |      AT&T      |               |     AT&T      |     |     AT&T     |
     |    Business    |               |   Broadband   |     |   Wireless   |
     |                |               |               |     |              |
     |                |               |               |     |              |
     |           ----------------     |               |     |              |
     ------------|-----         |     -----------------     ----------------
                 |     AT&T     |
                 |   Consumer   |
                 |    Tracker   |
                 |              |
                 ---------------


                                                                17   [AT&T LOGO]

                        MAXIMIZING FINANCIAL FLEXIBILITY


                    Wireless      Consumer      Broadband      Business
                    --------      --------      ---------      --------


     Debt Policy

                 ------------------------------------------------------------
                 |                                                          |
                 |              Target investment grade rating              |
                 |           consistent with industry comparables           |
                 |                                                          |
                 ------------------------------------------------------------

     Dividend Policy

                 ------------------------------------------------------------
                 |                                                          |
                 |              Targeted to reflect financial               |
                 |                 performance, comparable                  |
                 |         companies, and ongoing capital needs             |
                 |                                                          |
                 ------------------------------------------------------------

                                                                18   [AT&T LOGO]

                                 AT&T LINKAGES


     - Brand license

     - Market-based contracts for use of network and AT&T Labs

     - Commercial agreements for continued cross-company collaboration

     - Agreements to ensure smooth transition (e.g., systems, corporate functions)






                                                                19   [AT&T LOGO]

                                 FAMILY OF FOUR
                            SEPARATE AT&T COMPANIES


          WIRELESS                                         BROADBAND



          CONSUMER                                         BUSINESS




                                                                20   [AT&T LOGO]

                        WIRELESS 3Q OPERATING HIGHLIGHTS


     - Continued solid performance

     - Accelerating revenue growth of 36.6%

     - Record net adds of 750K

     - Strong ARPU at $68.50

     - Churn of 2.9%

     - Strong EBITDA margins at 17%





                                                                21   [AT&T LOGO]

                             AT&T CONSUMER SERVICES



Funding Vehicle                                    - Flexibility to leverage
---------------                                      customer base, cash
                            ---------------          flow, and AT&T brand
                            |             |
         Consumer:          | Creation of |        - Prioritize cash
         ---------          |  Tracking   |          flow -> fuel growth
         Wireless    --->   |   Stock     |  --->    initiatives
         Business           | allows for  |
         Broadband          |             |        - Benefit consumers: new
                            ---------------          and innovative services

                                                   - Strengthen performance
                                                     focus/ motivation

                                                   - Shareholder value


                                                                22   [AT&T LOGO]

                            PORTFOLIO OF DIVERSE AND
                       INDUSTRY LEADING CONSUMER SERVICES


60M Customer Base
-----------------
     - Internet Service Provider
          AT&T worldnet service

     - Long Distance
          AT&T One Rate 7cent Plan
               all day every day

     - International

     - DSL Opportunity
          Voice & Data

     - All Distance
          AT&T Local One Rate (sm) New York
          AT&T Local One Rate (sm) Texas

     - Transacton
          1 800 CALL ATT
               for Collect calls





                                                                23   [AT&T LOGO]

                          TRANSFORMATION OPPORTUNITIES

     - DSL: Integrated multi-line all distance voice and data offer

     - Leverage WorldNet

     - All-distance - UNE-P

     - Co-marketing partners

          - Consumer services

          - Communication services




                                                                24   [AT&T LOGO]

                        CONSUMER 3Q OPERATING HIGHLIGHTS


     - Maximizing returns: Solid EBIT margin of 39.7%

     - Revenue decline of 10.9%

     - All Distance success

          - Nearly 650K net customers in New York

          - >300K in Texas

     - 10M+ customers on lead One Rate offers




                                                                25   [AT&T LOGO]

                         THE LEADING BROADBAND PROVIDER


                      MID 2001 - IPO OF BROADBAND TRACKER

Includes:
---------

     - 28M owned and operated homes passed

     - Excite@Home
          ~25% economic interest
           74% voting interest

     - Growing customer base:
          > 16M basic cable subs
          3.8M new services RGUs

     - Road Runner
     - Cablevision
     - Time Warner Entertainment
          Portfolio of partnerships and affiliates

     - HFC network capable of delivering wide array of advanced, interactive services



                                                                26   [AT&T LOGO]

                        BROADBAND 3Q OPERATING HIGHLIGHTS


     - Industry-leading Revenue Generating Units (RGUs) = 3.8M

     - Added nearly 600K RGUs - 41% sequential add growth

          - Telephony: 126K Adds (at 350K subs)

          - High Speed Data: 197K Adds (at 888K subs)

          - Digital: 273 Adds (at 2.5M subs)

     - Expansion of new services penetration rates

     - Revenue per customer > $50 per month

     - Total revenue growth of 10.8% with continued acceleration




                                                                27   [AT&T LOGO]

                        BUSINESS SERVICES TRANSFORMATION



                        [BAR GRAPH DEPCITING REVENUE FOR
                  LONG DISTANCE VOICE AND GROWTH BUSINESS FOR
                         THE YEARS 1999, 2000 AND 2001]




                                                                28   [AT&T LOGO]

                        BUSINESS 3Q OPERATING HIGHLIGHTS


     - Growth businesses revenue up nearly 20%

     - Total revenue growth of 2.5% - dampened by voice

     - Executing on Data/IP growth: 20+%

     - Solutions growing 20%

     - Cost controls driving solid 24.4% EBIT margins



                                                                29   [AT&T LOGO]

                                 FAMILY OF FOUR
                            SEPARATE AT&T COMPANIES



          WIRELESS                                         BROADBAND



          CONSUMER                                         BUSINESS



                                                                30   [AT&T LOGO]